Exhibit 99

February 16, 2004

Allen Adler, CFO

Voxware, Inc.

168 Franklin Corner Road

Lawrenceville, NJ 08648

Dear Mr. Adler:

You have asked us to prepare an appraisal of certain loan guarantees made in connection with the December 2003 financing transaction executed on behalf of Voxware, Inc. We understand that our valuation services, analysis, report and conclusions will be used for financial accounting purposes related to financial reporting. Except as set forth above, our report is not intended for general circulation or publication. Our restricted use appraisal report analysis and conclusion should not be used for any other purpose other than that stated in this letter. The findings of this report are subject to certain limiting conditions (see Exhibit I).

In performing this appraisal, we were provided with and reviewed information pertaining to Voxware business and related materials. Documents reviewed include those summarized in Exhibit II.

We have relied upon the accuracy and completeness of the material furnished to us and have not independently verified the information contained in such material.

Summary of Findings

Based on the relevant facts and our interpretation of them, it is our opinion that the fair value of loan guarantees issued to Edison Venture Funds and Cross Atlantic Capital Partners in exchange for Warrants to purchase 133,333,333 shares of Voxware Series D Preferred Shares as of December 31, 2003 is best stated at $500,000.

Standard of Value and Definition

For financial reporting purposes, the fair value standard is applicable. Recent accounting pronouncements define fair value as the amount which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Description of Company

Voxware is a leading provider of voice-based technology that optimizes the front line logistics and distribution center workforce. The Company’s primary product, VoiceLogistics, enables warehouse workers to perform a wide array of logistics tasks — such as picking, receiving, put away, replenishment, loading, returns processing, cycle counting, cross-docking and order entry —more efficiently and effectively. VoiceLogistics also gives distribution center management an effective tool for reducing logistics costs and optimizing complex materials handling processes.

The VoiceLogistics solution is a combination of software, hardware and professional services. Enabled by the Company’s patented speech recognition and patent-pending VoiceXML web browser technologies, the VoiceLogistics solution creates a dynamic, real-time link between highly mobile workers, the warehouse management system and supervisory personnel. The Company believes that its solution is unique in the industry because it is the first web-based, people-centric, interactive speech recognition application engineered specifically to operate in highly demanding industrial environments.

VoiceLogistics, which accounts for approximately 90% of the Company’s revenues, is primarily sold to large companies (including 7-Eleven, Argos Limited, Haggar Clothing Co., Petco Animal Supplies, Inc., Somerfield Stores, US Foodservice, Inc., and 99 Cent Only Stores) that operate warehouses and distribution centers. The Company has customers from a variety of industry sectors, including food service, grocery, retail, consumer packaged goods, third party logistics providers and wholesale distribution. Its technology has the ability to integrate easily (generally in less than 90 days) with an external WMS. VoiceLogistics revenues are generated from product sales, license fees, professional services, and maintenance fees.

In addition to VoiceLogistics (the Company’s primary product and business focus), revenue is also derived from a legacy product line of stationary voice recognition devices, as well as from speech compression technologies that it has licensed.

As of June 30, 2003, Voxware had 47 full-time employees and consultants, consisting of 15 in cost of revenues (which includes professional services, customer support and manufacturing), 19 in research and development, 8 in sales and marketing, 5 in general and administrative. As a result of acquiring the remaining 67% equity interest of Voxware n.v. on June 30, 2003, the Company added an additional staff of 13 full-time employees and consultants in Europe consisting of 7 in research and development, 3 in sales and marketing, and 3 in general and administrative. Thirty-two employees are located at its Cambridge, Massachusetts’s facility, 8 are located at its corporate offices in Lawrenceville, New Jersey, and 11 are located at its European headquarters in Brugge, Belgium. The remainder of the Company’s employees work at various other locations. None of Voxware’s employees is represented by a labor union or is subject to a collective bargaining agreement. Voxware believes that its employee relations are good.

June 2003 Financing Round

On June 27, 2003, the Company completed a private placement whereby the Company received $5,600,000 in cash (prior to fees) and issued a package of Series D Preferred Stock and Warrants (to purchase Series D Preferred Stock and common stock). Specifically, investors agreed to purchase a total of 373,333,333 shares of Series D Convertible Preferred Stock, which shares are initially convertible into 373,333,333 shares of common stock. The Series D Convertible Preferred Stock has a 7% dividend payable in cash or equity, and will be convertible into Voxware common stock at an initial conversion ratio of one share of common stock for each share of Series D Convertible Preferred Stock. The Company also issued to investors warrants to purchase up to 18,666,667 shares of common stock, which warrants are exercisable in the event that the Company does not comply with certain registration requirements with respect to one or more registration statements to be filed with the Securities and Exchange Commission. In addition, the Company issued to its financial advisor warrants to purchase up to 9,333,333 shares of common stock. Finally, warrants to purchase up to 93,333,333 additional shares of Series D Convertible Preferred Stock were issued to investors, which warrants are exercisable based on the future financial results of the Company. Such common stock warrants and preferred stock warrants will expire 10 years from the date of their issuance and will have exercise prices of $0.015 per share and $0.001 per share, respectively.

December 2003 Financing

In connection with the December 2003 financing transaction wherein a $2 million loan was made by Silicon Valley Bank to Voxware, Inc., the two largest shareholders in Voxware, namely Edison Venture Fund V, L.P. and Cross Atlantic Technology Fund II, L.P. (Cross Atlantic Technology) provided certain loan guarantees. In return for these guarantees, warrants to purchase 133,333,333 shares of Series D Preferred Stock of Voxware were issued. The warrants have an exercise price of $0.015 per share. The Preferred D shares are convertible into Voxware common stock on a 1 for 1 basis.

Valuation Analysis

We understand that management had originally prepared a valuation calculation in this matter based upon the company’s actual trading price on December 31 of $0.12 per share, an exercise price of $0.015 per share and certain other assumptions. When input into a Black-Scholes Valuation Model, the indicated value of the subject warrants which were issued in return for the loan guarantees is in excess of $8 million. Given that this is approximately four times greater the loan amount, the valuation utilizing these inputs is obviously absurd. Since the loan amount was only $2 million, the maximum value of the loan guarantee at the date of issuance could not be in excess of the $2 million face amount.

Upon analysis, it is evident that the trading price of Voxware, Inc. is not a meaningful indication of the actual fair value of the Company’s shares. In this regard, it is important to note that the Company is a small bulletin board traded company with a relatively small float in its stock and that the stock price does not reflect the potential dilution that would result from conversion of a large number of the company’s Preferred D shares into common stock. For these reasons, we have concluded that it is not meaningful to utilize the Company’s market price as an indication of the fair value of its common stock price for purposes of a Black-Scholes valuation calculation relating to the value of the subject loan guarantees.

Since we have reached the judgment that the Company’s market price is an unreliable indicator of the fair value of its common stock, we have considered other indicators of value. After consideration of other transactional evidence of value, discounted cash flow and other types of income-based valuation methods and asset-based valuation approaches, we concluded that the best and most reliable indicator of fair value is derived from analysis of the terms of the Company’s issuance of Series D Preferred Stock as of June 27, 2003. To adjust this value from June 27, 2003 to a December 31, 2003 valuation, we deducted cash losses incurred during the six month period.

Fair Value of Aggregate Equity

As noted previously, on June 27, 2003, Voxware completed a private placement whereby the Company received $5,600,000 in cash (prior to fees) and issued a package of Series D Preferred Stock and Warrants (to purchase Series D Preferred Stock and common stock). Specifically, the Company issued 373,333,333 shares of Series D Convertible Preferred Stock, warrants to purchase up to 18,666,667 shares of common stock and warrants to purchase up to 93,333,333 additional shares of Series D Convertible Preferred Stock. The warrants expire in 10 years and the exercise price for the common stock and Series D Preferred warrants are $0.015 per share and $0.001 per share, respectively.

In determining the value of Voxware’s equity implied by this transaction, we considered that fully diluted shares outstanding after the transaction were approximately 720 million. Included in this total are 466,666,666 shares arising from this transaction; this is calculated by adding the 373,333,333 Preferred Series D shares and the 93,333,333 warrants to buy the Preferred Series D stock (these warrants are in-the-money as the exercise price is minimal). Dividing the 466,666,666 shares issued in the transaction by the 720 million fully-diluted shares outstanding results in an ownership of 64.8% of the total equity. The implied value of the company after the financing is then calculated to be about $8.64 million ($5.6 million divided by 64.8%).

To adjust this figure to a December 31, 2003 valuation date, it is necessary to adjust to account for cash losses during the intervening six month period. Based upon the Company’s internal financial data, cash losses during this period were approximately $3.8 million.

Deducting this from the aggregate equity value of $8.64 million at June 27, leaves an adjusted aggregate equity value of approximately $4.9 million on December 31, 2003. Since the aggregate equity value of $4.9 million is less than the aggregate liquidation preference applicable to the Company’s Series D Preferred Stock (fully diluted), all of the indicated equity value is allocable to 522.4 million Series D Preferred Shares (on a fully diluted basis) as of December 31, 2003 (prior to the issuance of 1,333,333 warrants), resulting in an indicated per share value of $0.009 per share.

The accompanying calculations are presented in Exhibits III and IV, respectively.

Valuation of the Warrants

After the fair market value of the underlying equity and Preferred Stock was determined, we proceeded to value the 133,333,333 warrants that were issued to Edison Venture and Cross Atlantic Technology in exchange for the loan guarantee. As mentioned previously, the subject warrants provide the two investors with the right to purchase shares of Voxware’s Series D Preferred stock (133,333,333 in total) at a specified exercise price ($0.015 per share) for a specified period of time (ten years).

To the extent that the fair market value of the underlying asset has the potential to exceed the exercise price prior to expiration, the option has value. Call options are said to be in-the-money when the exercise price is less than the fair market value of the underlying asset. In such a case, an option can be profitably exercised with its holder realizing a profit equal to the difference between the stock price (S0) and the exercise price (X). An option is said to be out-of-the money when the fair market value of the underlying asset is less than the exercise price, such that the option cannot be profitably exercised.

For an option which is in the money, the value of (So-X) is referred to as the option’s intrinsic value, because it represents the profit which could be realized by immediate exercise. The intrinsic value for an option which is out of the money is zero, since such options cannot realize profits upon immediate exercise. Because the potential exists for an out of the money option to be profitably exercised at some point prior to expiration, however, the value of an out of the money option is greater than zero. This value is sometimes referred to as the time value of an option. Stated differently, the time value of an option is the difference between the total option value and its intrinsic value.

For stock price ranges below or around the exercise price, the time value component comprises a significant portion of the total option value. As the stock price increases to an amount well in excess of the stock price, the probability of exercise approaches 100%. In such cases, the option value approaches the intrinsic value and the time value becomes a negligible portion of the option value.

Warrant Valuation

In estimating the value of the subject warrants, we considered a number of option valuation models. We believe that the Black Scholes model is the most appropriate in this case. The Black Scholes model is a theoretical model, based on assumptions underlying various price theories aimed at predicting future price behavior.

Black Scholes Model

Under this formula, the value of a call option (which is equivalent to a warrant) is expressed as follows:

C0	=	S0N(d1)	-	Xe-rTN(d2)

where:

d1	=	1n(s0/X)	+	(r = ó2/2)T

ó/T

d2	=	d1	-	ó/T

and where:

C0	=	Current option value

S0	=	Current stock price

X	=	Exercise price

r	=	Risk-free interest rate (the annualized continuously compounded rate on a safe asset with the same maturity as the expiration of the option, which is to be distinguished from r/, the discrete period interest rate)

T	=	Time to maturity of option in years

ó	=	Standard deviation of the annualized continuously compounded rate of return of the stock

1n	=	Natural logarithm function

e	=	2.71828, the base of the natural log function

N(d)	=	The probability that a random draw from a standard normal distribution will be less than d. This equals the percentage of the area under the normal curve up to d.

In the instant case, the preceding variables are known or can be estimated:

•	The Preferred stock price is $0.009, which was derived in the previous sections.

•	The exercise price is $0.015 per share.

•	The risk-free interest rate is 4.27%, which is equal to the 10-year treasury bond rate on the valuation date.

•	The time to maturity is ten years.

•	The standard deviation is estimated at 100%.

•	Annual dividend yield is set at 2.5%.

As shown in Exhibit V, using the above inputs, the indicated value of the subject warrants is $0.00373 per warrant. Thus, the aggregate value of the 133,333,333 warrants issued by Voxware in connection with the loan guarantee is equal to $497,169 or rounded, say $500,000.

Sincerely,

/s/ J. Mark Penny	/s/ Daniel A. Lisman
J. Mark Penny, ASA	Daniel A. Lisman, CFA

Managing Director	Vice President

EXHIBIT I

ASSUMPTIONS AND LIMITING CONDITIONS

1.	Information, estimates and opinions contained in this appraisal are obtained from sources considered reliable; however, no liability for such sources is assumed by the appraiser.

2.	It is understood that in preparation of this report, Hempstead & Co. Inc. is acting as a service provider and not in a fiduciary capacity.

3.	We have relied upon the accuracy and completeness of information supplied by the client company without further verification thereof. We have assumed that all financial statements were prepared in conformity with generally accepted accounting principles unless informed otherwise.

4.	Possession of this report, or a copy thereof, does not carry with it the right of publication of all or part of it.

5.	The appraiser is not required to give testimony in court, or be in attendance during any hearings or depositions, with reference to the company being appraised, unless previous arrangements have been made.

6.	This appraisal is valid only for the appraisal date or dates specified herein and only for the appraisal purpose specified herein. The various estimates of value presented in this report apply to this appraisal only and may not be used out of the context presented herein. It is also stipulated that this report is not to be used for any purpose other than that stated in this report, nor may it be used by anyone but the client without the previous written consent of Hempstead & Co. Inc.

EXHIBIT I

Statement of Qualifications and Disclaimer

J. Mark Penny, ASA, along with Daniel A. Lisman, CFA, prepared this appraisal of the fair market value of certain warrants issued by Voxware, Inc. Mr. Penny holds the designation of Accredited Senior Appraiser (ASA) in the American Society of Appraisers (ASA) in the discipline of Business Valuation. The American Society of Appraisers has a mandatory reaccreditation program for its Accredited Senior Appraisers. He is in compliance with that program. The undersigned certify that, to the best of their knowledge and belief:

•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are their personal, unbiased professional analyses, opinion, and conclusions.

•	They have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•	Their engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	Their compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

•	Their analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers.

•	No one provided significant professional assistance to the persons signing this report unless specifically referred to herein.

/s/ J. Mark Penny	/s/ Daniel A. Lisman
J. Mark Penny, ASA	Daniel A. Lisman, CFA
Managing Director	Vice President
February 16, 2004

EXHIBIT II

DOCUMENTS REVIEWED

•	Voxware, Inc. 2003 Form 10-K

•	Voxware, Inc. Form 8-K, December 31, 2003

•	Voxware, Inc. Form 8-K, January 5, 2004

•	Voxware, Inc. Form 8-K, April 21, 2003

•	Voxware, Inc. Form S-2, November 14, 2003

•	Voxware, Inc. Form 10-Q, September 30, 2003

•	Voxware, Inc. Form 10-Q, December 31, 2003 (draft)

•	Voxware, Inc. Press Release, December 31, 2003

•	Voxware, Inc. Series D Convertible Preferred Stock Purchase Agreement, April 16, 2003

•	Voxware, Inc. Capitalization Table, December 31, 2003

•	Voxware, Inc. Capitalization Table, December 31, 2003

•	Voxware, Inc. Pre-Clearance Submission Request